Mail Stop 3561
								January 6, 2006

Kevin T. Kelly
Senior Vice President and Chief Financial Officer
Ferrellgas, Inc.
7500 College Boulevard, Suite 1000
Overland Park, Kansas 66210

	Re: 	Ferrellgas Partners, Inc.
		Registration Statement on Form S-3
		Filed December 8, 2005
		File No.: 333-130193
		Form 10-K for the year ended July 31, 2005
		File No. 1-11331
		Filed: October 14, 2005

Dear Mr. Kelly:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Tax Consequences, page 3
1. We note your statement in the third paragraph under this
heading
that "All statements as to matters of law and legal conclusions
......are the opinion of Mayer, Brown, Rowe & Maw LLP....".
However,
the last sentences at each of the captions "Partnership Status" and
"Tax Treatment of Unitholders" refer to the "discussion" in the next succeeding sub-section. Please revise to remove the implication that these matters do not represent the actual opinion of counsel on these matters.

Selling Unitholder, page 16
2. We note your reference in the third sentence of this section to the issuance of common units on conversion of outstanding senior units in accordance with the terms of your partnership agreement. Please tell us how you calculated the number of shares to be issued, based on the provisions of Section 5.7 (c) of your partnership agreement, as amended (Exhibit 3.1).

Exhibits, page II-3

Exhibit 5.1, Opinion as to Legality
3. Please refer to the fourth paragraph and the clause "...on the assumption that the holders of the Units take no part in the control of the Issuer`s business and otherwise act in conformity with the provisions of the Partnership Agreement regarding the control and management of the Issuer..." Please tell us why you feel this assumption is appropriate.
4. Also, please tell us your basis for the final, parenthetical, clause of the fourth paragraph, "...except as non-assessability may be affected by particular provisions of the Delaware Revised Uniform
Limited Partnership Act (the "Delaware Act")).
5. Please also delete from the second sentence of the sixth paragraph the clause "as in effect on the date hereof, the Delaware Act...", since your opinion should not be so limited as to date.
Similarly,
delete from the seventh paragraph any language which limits the effectiveness of the opinion as to a specific date or period of time or a specific use.

Undertakings, page II-4
6. Please include in the registration statement the additional undertakings required by Item 512(a) of Regulation S-K with respect to registration statements filed on or after December 1, 2005.
See
Release No. 33-8591.

Form 10-K for the fiscal year ended July 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

Liquidity and Capital Resources, page 45

Contractual Obligation, pages 52-53
7. Please revise your tabular presentation to include a total amount for each specific column and time period.

Adoption of New Accounting Standards, page 54
8. Please tell us and disclose in future filings the impact on your financial statements of your adoption of FIN46 and FIN 46R.

Controls and Procedures, page 59

Disclosure Controls and Procedures
9. Please expand your conclusion of effectiveness as stated in the first paragraph at this sub-heading to state also that your controls and procedures are effective to provide reasonable assurance that information required to be disclosed by an issuer in the reports or submits under the Securities Exchange Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Securities Exchange Act.

Changes in Internal Control over Financial Reporting, page 59
10. Please revise your disclosure to describe more specifically the nature of the modifications you made to your internal controls over financial reporting during the fiscal quarter ended July 31, 2005. Your disclosure should be sufficiently detailed so that it indicates the basis for your conclusion.

Financial Statements

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note B.  Summary of Significant Accounting Policies , page F-7
11. Please disclose the types of costs and expenses included in the
Statement of Operations line item general and administrative expenses.

Note C. Business Combinations, page F-13

Blue Rhino Contribution, page F-15
12. You disclose that 195,686 common units were issued to FCI Trading in consideration for the Blue Rhino contribution which had an aggregate value of $418.4 million, or $2.14 per unit issued. Please tell us the price at which the units were trading upon issuance, and clarify for us how you determined the amount of units to be issued in consideration of the net assets contributed by FCI Trading. Refer to paragraph 51(d) of SFAS 141.


                                                          * * * *
* *
*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	You may contact Millwood Hobbs at (202) 551-3241, or Michael
Moran,
Senior Assistant Chief Accountant, at (202) 551- 3841, if your have questions regarding comments on the financial statements and related matters. Please contact Albert
Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief , at
(202) 551-3214, or me at (202) 551-3720 with any other questions.

								Sincerely,


								H. Christopher Owings

Assistant
Director

cc:    David L. Ronn
         FAX (713) 632-1825


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Kevin T. Kelly
Ferrellgas Partners, L.P.
January 6, 2006
Page 1